AMERICAN LITHIUM ANNOUNCES STRONG PROGRESS ON FALCHANI FLOW SHEET
OPTIMIZATION AND INTENT TO COMMENCE PILOT WORK DURING H2 2024

VANCOUVER, BRITISH COLUMBIA, June 27, 2024 - American Lithium Corp. ("American Lithium" or the "Company") (TSX-V:LI | Nasdaq:AMLI | Frankfurt:5LA1) is pleased to provide an update on the optimization of the Falchani processing flow-sheet. This update is based on recently completed, and ongoing, test work at Australian Nuclear Science and Technology Organization Laboratories in Sydney, Australia ("ANSTO") in conjunction with TECMMINE in Lima, Peru ("TECMMINE").

The unique volcanic style of lithium mineralization at Falchani, combined with low impurity content allows its flow-sheet to resemble more conventional mining / processing flow-sheets versus most hardrock lithium projects where concentrates are produced and then shipped elsewhere for further refining into higher quality products. Falchani's flow-sheet utilizes warm sulfuric acid leaching and impurity removal steps to produce a high purity lithium carbonate ("LC") end product on site with purity in excess of 99.5%, typically the threshold for battery grade LC. This helps drive the robust economics, particularly the low operating costs, highlighted in the Company's original and recently updated Preliminary Economic Assessments ("PEA's"). There is no need for additional refining steps offshore.

The Company believes it can further reduce acid consumption and reagent costs and optimize the production of LC as well as highly economic / strategic by-products by implementing a number of additional tried and tested hydrometallurgical processing steps into the core flow-sheet. This work has yielded strong results, and the Company currently intends to commence piloting work for its Falchani Project during H2, 2024.

HIGHLIGHTS FROM LATEST TEST WORK ON FALCHANI FLOW-SHEET:

  Reduction of sulfuric acid consumption by approximately 50% from 480-500 kg per tonne ("kg/t") (February 2024 PEA), down to 240 kg/t processed by utilizing counter-current leaching and simple recycling of acid-containing streams coupled with leach optimization.
  Reduced acid consumption / recycling also has the implication of considerably reducing reagent requirements during final waste neutralization, which positively impacts the projected operating costs further.
  Potential to further simplify the flow-sheet by employing Solvent Extraction ("SX"):
    Initial testing with SX has demonstrated potential to separate even higher purity lithium at an earlier stage with the rejection of key impurities;
    SX may remove several processing steps from the flow-sheet leading to reduced capex and lower reagent consumption; and
    ANSTO continues to refine / optimize the potential use of SX in the Falchani flow-sheet.
  At $5,092/t LC, current projected operating costs for Falchani (February 2024 PEA) are already amongst the lowest globally
    Recent improvements / optimization steps and the introduction of higher quality by-products should materially reduce costs further.

  Continued improvement in the specification of key by-products;
    Sulfate of Potash ("KSOP") recovery has been optimized and meets the parameters of producers and traders of potassium ("K")-based fertilizers;
    Approximately 40% of the K available in Falchani's Lithium mineralization can be recovered as high-quality KSOP;
    Concentration of Cesium Sulfate ("Cs") has improved to approximately 20% Cs content, the threshold at which it would become a commercially viable by-product.
  TECMMINE has recently run numerous additional full cycle tests on the existing "lithium-only" flow-sheet and continues to produce high purity LC with purities between 99.50% - 99.87% LC.

Simon Clarke, CEO of American Lithium stated: "We are very excited about recent flow-sheet work in which we continue to produce high purity LC exceeding battery grade thresholds in repeated full-cycle tests giving us confidence to start piloting later this year. Recent work focusing on counter-current leaching and SX has been extremely positive not only for producing high-quality by-products with strong strategic and economic value but also for optimization and material cost reduction. We will continue to refine these additions to the flow-sheet with ANSTO and TECMMINE with the goal of also introducing them into our pilot work at the appropriate time."

Qualified Person

Mr. Ted O'Connor, P.Geo., a Director of American Lithium, and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical information contained in this news release.

About ANSTO Minerals

ANSTO Minerals is an international mining consultancy group located in Sydney, Australia, with an experienced team of 60+ engineers, metallurgists, chemists, and scientists who have been providing consulting services and process development services to the mining and minerals processing industries for well over 35 years. ANSTO Minerals has world-leading expertise in uranium ore processing, rare earth processing, zirconium/niobium/hafnium processing, base metals processing, lithium processing (brines and hardrock), and radioactivity control and management.

About TECCMINE

TECMMINE E.I.R.L. is a Peruvian metallurgical consulting company based in Lima, Peru with mineral processing and metallurgical testing laboratory facilities and experienced metallurgical personnel led by Eng. Jose Malqui.

About American Lithium

American Lithium is actively engaged in the development of large-scale lithium projects within mining-friendly jurisdictions throughout the Americas.  The Company is currently focused on enabling the shift to the new energy paradigm through the continued development of its strategically located TLC lithium project ("TLC") in the richly mineralized Esmeralda lithium district in Nevada, as well as continuing to advance its Falchani lithium ("Falchani") and Macusani uranium ("Macusani") development-stage projects in southeastern Peru. All three projects, TLC, Falchani and Macusani have been through robust preliminary economic assessments, exhibit strong significant expansion potential and enjoy strong community support.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com.

Follow us on Facebook, Twitter and LinkedIn.

On behalf of the Board of Directors of American Lithium Corp.

"Simon Clarke"

CEO & Director

Tel: 604 428 6128

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively "forward-looking statements") within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", "indicate", "scheduled", "target", "goal", "potential", "subject", "efforts", "option" and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management and are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium's ability to achieve its stated goals;, which could have a material adverse impact on many aspects of American Lithium's businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium's ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium's potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium's shares and could negatively affect American Lithium's ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the "Risk Factors" section of American Lithium's Management's Discussion and Analysis filed on May 29, 2024, and in recent securities filings available at www.sedarplus.ca. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

Cautionary Note Regarding 32 Concessions

Thirty-two of the one-hundred-seventy-four concessions comprising the Falchani and Macusani Projects are currently subject to Administrative and Judicial processes in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared title to thirty-two concessions invalid due to late receipt of the annual validity payments. On November 2, 2021, American Lithium was awarded a favorable ruling in regard to title to the concessions, but on November 26, 2021, appeals of the judicial ruling were lodged by INGEMMET and MINEM. A three-judge tribunal of Peru's Superior Court unanimously upheld the ruling in a decision reported in November 2023. American Lithium was subsequently notified that INGEMMET and MINEM have filed petitions to the Supreme Court of Peru to assume jurisdiction in the proceedings. Given the precedent of the original ruling it is hoped that the Supreme Court will not assume jurisdiction; however, there is no assurance of the outcome at this time.